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April 27, 2009

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products

100 F Street NE                                   Securian Letterhead
Washington, DC  20549-4644


Re:   Variable Annuity Account
        Minnesota Life Insurance Company
        File Number 333-111067
        "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

      o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filings; and

      o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dwayne C. Radel

Dwayne C. Radel
Senior Vice President and General Counsel
Minnesota Life Insurance Company